082-01683

06015926

BAYSWATER VENTURES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006
(Unaudited – prepared by management)

SUPPL

These unaudited interim consolidated financial statements of Bayswater Ventures Corp. for the three month period ended May 31, 2006 have been prepared by management and approved by the Audit Committee and the Board of Directors. These financial statements have not been reviewed by the Company's external auditors.

BAYSWATER VENTURES CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited – prepared by management)

	As at May 31, 2006	As at Feb 28, 2006
ASSETS		
Current		
Cash	$ 36,587	$ -
Short-term investments	5,530,000	
Receivables (Note 5)	249,641	141,978
Prepaids	1,787	-
	5,818,015	141,978
Deferred acquisition costs	-	13,894
Deferred amalgamation costs	17,500	-
Exploration advance	17,041	-
Equipment (Note 3)	2,801	3,034
Investment (Note 4)	770,000	-
Mineral properties (Note 5)	3,185,048	1,891,660
Investment in Pathfinder Resources Ltd. (Note 6)	2,000,000	-
	$ 11,810,405	$ 2,050,566
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 630,879	$ 265,756
Loan payable (Note 7)	11,000	11,000
	641,879	276,756
Shareholders' equity		
Capital stock (Note 8)	15,422,943	5,512,757
Contributed surplus (Note 8)	2,256,239	530,763
Obligations to issue shares (Note 11)	15,000	659,500
Deficit	(6,525,656)	(4,929,210)
	11,168,526	1,773,810
	$ 11,810,405	$ 2,050,566

Nature and continuance of operations (Note 1)
Commitment and contingency (Note 12)
Subsequent events (Note 14)

On behalf of the Board:

"George Leary" Director "Marion McGrath" Director

The accompanying notes are an integral part of these interim consolidated financial statements.

BAYSWATER VENTURES CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE MONTHS ENDED MAY 31
(Unaudited – prepared by management)

	2006	2005
EXPENSES		
Administration (Note 10)	$ 9,500	$ 7,500
Amortization	233	-
Consulting fees (Note 10)	45,000	-
Filing fees	34,206	2,850
Management fees (Note 10)	60,000	9,000
Office and miscellaneous	12,924	2,895
Professional fees	21,882	-
Rent (Note 10)	3,000	3,000
Shareholder communications	6,130	-
Stock-based compensation (Note 9)	1,186,095	-
Transfer agent fees	2,761	560
Travel and related costs	16,071	1,254
Website development	7,800	-
LOSS BEFORE OTHER ITEMS	(1,405,601)	(27,059)
OTHER ITEMS		
Interest income	39,155	14
Write-down of investment (Note 4)	(230,000)	-
	(190,845)	14
Loss for the period	(1,629,237)	(27,045)
Deficit, beginning of period	(4,929,210)	(4,097,080)
Deficit, end of period	$ (6,525,656)	$ (4,124,125)
Basic and diluted loss per common share	$ (0.07)	$ (0.01)
Weighted average number of common shares outstanding	25,155,188	8,600,797

The accompanying notes are an integral part of these interim consolidated financial statements.

BAYSWATER VENTURES CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MAY 31
(Unaudited – prepared by management)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (1,629,237)	$ (27,045)
Items not affecting cash:		
Amortization	233	-
Obligation to issue shares for consulting services	15,000	-
Stock-based compensation	1,186,095	-
Write-down of investment	230,000	-
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(107,663)	17,775
(Increase) in prepaids	(1,787)	-
Increase (decrease) in accounts payable and accrued liabilities	(1,635)	(352)
Net cash used in operating activities	(276,204)	(9,622)
CASH FLOWS FROM INVESTING ACTIVITIES		
Deferred acquisition costs	13,894	-
Deferred amalgamation costs	(17,500)	-
Investment	(1,000,000)	-
Investment in Pathfinder Resources Ltd.	(2,000,000)	-
Purchase of short-term investments	(5,530,000)	-
Mineral property costs	(915,982)	-
Exploration advance	(17,041)	-
Net cash used in investing activities	(9,466,629)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan payable	-	11,000
Capital stock issued for cash	9,779,420	-
Net cash provided by financing activities	9,779,420	11,000
Change in cash during the period	36,587	1,378
Cash, beginning of period	-	8,825
Cash, end of period	$ 36,587	$ 10,203

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these interim consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in British Columbia on June 26, 1979.

The Company is a junior natural resource company. To date, the Company has not earned significant revenues and is considered to be in the development stage.

These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These interim consolidated financial statements do not included any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

	May 31, 2006	Feb 28, 2006
Working capital (deficiency)	$ 5,176,136	$ (134,778)
Deficit	(6,525,656)	(4,929,210)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying financial information reflects all adjustments, consisting primarily of normal and recurring adjustments considered necessary for fair presentation of the results for the interim period. Operating results for the three month period ended May 31, 2006 are not necessarily indicative of the results that may be expected for the year ending February 28, 2007. These interim financial statements follow the same accounting policies as the annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the 2006 annual financial statements and notes thereto.

Deferred amalgamation costs

Costs, such as legal, accounting, due diligence, sponsorship and filing fees related to potential business acquisitions are deferred and applied towards the cost of the acquisition when completed. Such costs are expensed if the potential acquisition is no longer considered viable by management.

Short-term investments

Short-term investments include highly liquid investments with short-term original maturities.

Investments

Investments are recorded at the lower of cost or fair market value.

Realized gains and losses on sale of securities are determined based on the specific cost basis.

3. EQUIPMENT

	May 31, 2006			Feb 28, 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 3,112	$ 311	$ 2,801	$ 3,112	$ 78	$ 3,034

4. INVESTMENT

During the three month period ended May 31, 2006, the Company purchased 2,000,000 units of Silver Spruce Resources Inc., a publicly listed company trading on the TSX Venture Exchange, pursuant to a private placement at a price of $0.50 per unit. Each unit consists of one common share and one whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.65 per share, exercisable for a period of 18 months.

	May 31, 2006	Feb 28, 2006
Cost	$ 1,000,000	$ -
Market value	$ 770,000	$ -

During the three months ended May 31, 2006, investments were written-down by $230,000 (February 28, 2006 - $Nil) to reflect market value.

5. MINERAL PROPERTIES

May 31, 2006	North Canada Uranium	Tuscany Gold Italy	Labrador Claims	Niger, West Africa	Ireland	Three Months Ended May 31, 2006
Acquisition costs						
Balance, beginning of period	$ -	$ -	$ 1,002,880	$ 45,880	$ 600,000	$ 1,648,760
Additions	690,276	5,570	213,800	-	-	909,646
Balance, end of period	690,276	5,570	1,216,680	45,880	600,000	2,558,406
Deferred exploration costs						
Balance, beginning of period	1,042	-	241,408	-	450	242,900
Airborne survey	-	-	-	-	4,967	4,967
Compilation	-	-	39,621	-	-	28,848
Consulting	1,320	14,511	3,330	975	8,010	28,146
Equipment	-	-	71,789	-	-	71,789
Field administration	3,522	-	31,773	3,522	3,522	42,339
Field supplies	-	-	-	-	4,000	4,000
Ground geophysics	-	-	-	-	145,923	154,074
Mapping	213	8,994	-	-	-	11,829
Property maintenance	-	-	-	-	5,853	5,853
Project management	-	4,900	9,574	-	-	14,474
Travel and related	-	8,000	-	4,423	5,000	17,423
	5,055	36,405	156,087	8,920	177,275	383,742
Balance, end of the period	6,097	36,405	397,495	8,920	177,725	626,642
Total, end of period	$ 696,373	$ 41,975	$ 1,614,175	$54,800	$ 777,725	$ 3,185,048

5. MINERAL PROPERTIES (cont'd…)

February 28, 2006	North Canada Uranium	South Quinn Newfoundland	Labrador Claims	Niger, West Africa	Ireland	Total 2006
Acquisition costs						
Balance, beginning of year	$ -	$ 80,500	$ -	$ -	$ -	$ 80,500
Additions		-	1,002,880	45,880	600,000	1,648,760
Write-off of mineral property	-	(80,500)	-	-	-	(80,500)
Balance, end of year	-	-	1,002,880	45,880	600,000	1,648,760
Deferred exploration costs						
Balance, beginning of year	-	48,896	-	-	-	48,896
Airborne survey	-	-	204,196	-	-	204,196
Consulting	1,042	-	27,545	-	450	29,037
Mapping	-	-	7,252	-	-	7,252
Property maintenance	-	-	2,415	-	-	2,415
	1,042	48,896	241,408	-	450	291,796
Write-off of mineral property	-	(48,896)	-	-	-	(48,896)
Balance, end of the year	1,042	-	241,408	-	450	242,900
Total	$ 1,042	$ -	$ 1,244,288	$45,880	$ 600,450	$ 1,891,660

5. MINERAL PROPERTIES (cont'd…)

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Northern Canadian Uranium

These properties include the Canada Uranium Joint Venture and the Company's other property holdings in the Thelon Basin

Canada Uranium Joint Venture

On January 23, 2006, the Company entered into a joint venture agreement with Strongbow Exploration Inc. ("Strongbow") to identify, acquire and explore uranium properties in Canada. A director of Strongbow subsequently became a director of the Company. The Company will be the operator of the joint venture and, over the first five years of the agreement, shall contribute funding of up to $500,000 for the acquisition of prospective Canadian uranium properties identified by Strongbow. Strongbow and the Company shall each retain a 50% working interest in each acquired property, subject to the right of Strongbow to select up to three joint venture properties for which the Company must fund the first $600,000 in exploration expenditures on each property. Under the terms of the joint venture arrangement, Strongbow must offer all Canadian uranium opportunities that it identifies to the Company for inclusion in the joint venture. The Company maintains the right to identify and acquire Canadian uranium prospects outside of the joint venture, with no obligation to offer such projects to Strongbow unless such prospect is located in any of the Yukon, Nunavut, or Northwest Territories.

Pursuant to the joint venture, ten prospecting permits have been granted to Strongbow in the North Thelon Basin, Nunavut, at no direct cost to the Company.

Pursuant to the joint venture, the Company entered into an agreement, dated April 13, 2006, with Yukon 37999 Inc. ("Yukon") for a 100% interest in certain uranium claims in the South Thelon area of the NWT, in consideration for a cash payment of $105,706, paid by the Company. A NSR of 1% on metals and a 1% Gross Overriding Royalty ("GOR") on diamonds will be payable on each of the claim blocks. The joint venture retains the right to purchase one-half of the royalties (0.5%) at any time for $1,000,000.

Thelon Projects

The Company entered into an agreement, dated April 13, 2006, with Yukon for a 100% interest in additional uranium claims in the South Thelon area of the NWT in consideration of a cash payment of $102,903. The Company has also agreed to issue 108,858 common shares of the Company in three equal installments, the first of which was issued subsequent to May 31, 2006, and the remaining installments due on or before April 1, 2007 and 2008. A NSR of 2% on metals and a GOR of 2% on diamonds will be payable on each of the claims. The Company retains the right to purchase one-half of the royalties (1.0%) at any time for $2,000,000.

The Company entered into an agreement with Aurora Geosciences Ltd. to stake a minimum of 600,000 acres in Thelon Basin, NWT. Consideration for staking is $0.60 per acre and one-third of a common share of the Company per acre, for which the Company has advanced $645,314.

5. MINERAL PROPERTIES (cont'd…)

Avoca Property, Ireland

On January 4, 2006, the Company entered into an agreement to purchase all outstanding shares of Jadebay, formerly a 100% owned Irish subsidiary of Strongbow, a company related by a common director. This transaction was accounted for as an asset purchase as Jadebay has no business operations. Jadebay maintains a 100% interest in two prospecting licences in the Republic of Ireland. Under the terms of the agreement, the Company must issue Strongbow 1,500,000 common shares (issued during the period at a value of $600,000 and recorded as at February 28, 2006 as an obligation to issue shares). The full costs of the purchase has been allocated to the mineral concessions. To maintain the licenses, the Company must incur exploration expenditures of €37,500 per license by June 10, 2008 and complete an airborne survey by June 10, 2006. During the 2006 fiscal year, the Company paid $121,031 for an airborne survey on the property. The airborne survey did not proceed and consequently the payment was refunded to the Company subsequent to May 31, 2006. This amount has been recorded as a receivable as at February 28, 2006. In Lieu of the airborne survey, the Irish government has agreed that an induced polarization survey, commenced by the Company during the period, will satisfactorily fulfill the Company's obligation to maintain the licenses along with filing a report by the end of August 2006.

Tuscany Gold Project, Italy

The Company incorporated an Italian subsidiary under the name Tuscany Minerals S.r.l. to facilitate the application process for mining permits in Italy. As of May 31, 2006, the Company had incurred $70,410 of costs related to the incorporation of Tuscany Minerals S.r.l.

South Quinn Lake Property, Newfoundland

On May 12, 2003, the Company entered into an option agreement with Terra Nova Gold Corp. ("Terra Nova"), a company related by a former common director, wherein the Company can acquire a 95% interest in Terra Nova's South Quinn Lake project in Newfoundland.

In April 2006, the Company provided written notice to Terra Nova of its intention not to proceed with earning an interest in the South Quinn Lake Property and, consequently the Company had written-off related mineral property costs totalling $129,396 at February 28, 2006.

6. MERGER WITH PATHFINDER RESOURCES LTD.

The Company entered into a Letter Agreement to merge with Pathfinder Resources Ltd. ("Pathfinder"). The Company and Pathfinder will enter into a statutory plan of arrangement, whereby the Company and Pathfinder will merge into a new corporation pursuant to an arrangement agreement. Each common share or convertible security of the Company will be exchanged for one common share ("Merged Company Common Share") or convertible security of the merged company. Each common share or convertible security of Pathfinder will be exchanged for 0.588 (the "Conversion Ratio") of the Merged Company Common Shares or convertible securities of the merged company. The exercise price of the Pathfinder convertible securities shall be adjusted in accordance with the Conversion Ratio as applicable.

This transaction is subject to completion of shareholder approval of both companies and receipt of applicable regulatory approvals.

As part of the Letter Agreement, the Company purchased 3,333,333 common shares in the capital of Pathfinder at a price of $0.60 per share. Both Pathfinder and the Company acknowledge and agree that this placement is separate from, and not contingent upon, completion of the proposed merger.

7. LOAN PAYABLE

The loan payable is non-interest bearing, unsecured and has no specific terms of repayment.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
Unlimited common shares without par value			
Issued			
Balance, February 28, 2005	8,600,797	$ 4,027,230	$ 144,000
Shares issued for cash	6,850,000	1,091,000	-
Exercise of options	40,000	21,000	(12,000)
Exercise of warrants	1,111,111	333,333	-
Mineral properties	245,624	106,400	-
Finder's fees – units	122,000	48,800	-
Finder's fees – warrants	-	-	66,206
Share issue costs	-	(115,006)	-
Stock-based compensation	-	-	332,557
Balance, February 28, 2006	16,969,532	5,512,757	530,763
Shares issued for cash	11,977,866	9,937,025	-
Exercise of options	15,000	7,694	(3,944)
Exercise of warrants	110,052	102,947	(33,107)
Shares issued for services	51,223	48,150	-
Mineral property	100,000	22,000	-
Acquisition of subsidiary	1,500,000	600,000	-
Finder's fees - units	724,852	543,639	-
Share issue costs	-	(1,351,269)	576,430
Stock-based compensation	-	-	1,186,095
Balance, May 31, 2006	31,448,525	$ 15,422,943	$ 2,256,239

During the three months ended May 31, 2006, the Company:

a) completed a brokered private placement for total proceeds of $9,937,025. The private placement consisted of 6,357,500 flow through units at a price of $0.90 per unit and 5,620,366 non-flow through units at a price of $0.75 per unit. Each flow through unit consists of one flow-through common share and one half of one share purchase warrant. Each non-flow through unit consists of one common share and one half of one share purchase warrant. Each whole share purchase warrant is exercisable into one additional common share at an exercise price of $1.00 per share until September 27, 2007. The Company paid a commission of 7.5% of the gross proceeds of the private placement through the issuance of 724,852 units valued at $543,639 with the same terms as the private placement and $201,638 in cash. Additionally, 1,197,786 compensation options valued at $576,430 were issued as a commission in connection with the private placement. Each compensation option entitles the holder to acquire one additional common share at an exercise price of $0.80 per share until September 27, 2007.

b) Issued 15,000 common shares on exercise of options for proceeds of $3,750.

c) Issued 110,052 common shares on exercise of warrants for proceeds of $69,844.

d) Issued 100,000 common shares on the acquisition of mineral property valued at $22,000 (Note 5).

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

e) Issued 51,223 common shares pursuant to a consulting services contract with Longview valued at $48,150.

f) Issued 1,500,000 common shares for the acquisition of a subsidiary valued at $600,000 (Note 5).

During the year ended February 28, 2006, the Company:

a) Issued 2,350,000 common shares and 2,500,000 units at $0.06 per share and unit pursuant to a private placement. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one additional common share at a price of $0.10 per share for a period of two years.

b) Issued 2,000,000 units at $0.40 per unit pursuant to a private placement. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at $0.60 per share for a period of two years. The Company paid a finder's fee of 122,000 units with the same terms as the private placement and 152,500 warrants valued at $66,206, which has been reflected in contributed surplus. Each finder's warrant is exercisable into one additional common share at a price of $0.65 per share for a period of two years.

c) Issued 40,000 common shares on exercise of options for proceeds of $9,000.

d) Issued 1,111,111 common shares on exercise of warrants for proceeds of $333,333.

e) Issued 245,624 common shares pursuant to staking services valued at $106,400.

9. STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan where the directors are authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the closing price of the Company's shares on the date of grant less any discount permitted by the TSX Venture Exchange ("TSX-V") and vesting terms are at the discretion of the board of directors. The options can be granted up to a maximum term of 5 years as long as the Company is classified as a Tier 2 issuer.

As at May 31, 2006, the Company had outstanding stock options enabling the holders to acquire further common shares as follows:

Number of Shares		Exercise Price	Expiry Date
240,000	$	0.23	October 5, 2008
1,050,000		0.25	November 29, 2010
300,000		0.75	February 8, 2011
1,350,000		0.90	April 10, 2011
150,000		0.90	April 13, 2011

9. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, February 28, 2005	280,000	$ 0.23
Options granted	1,365,000	0.36
Options exercised	(40,000)	0.23
Balance, February 28, 2006	1,605,000	0.34
Options granted	1,500,000	0.90
Options exercised	(15,000)	0.25
Balance, May 31, 2006	3,090,000	0.61
Number of options currently exercisable	2,940,000	$ 0.60

Stock-based compensation

The Company granted 1,500,000 (2005 – Nil) stock options during the current period resulting in stock-based compensation expense, using the Black-Scholes option-pricing model, of $1,218,886 (2005 - $Nil).

The following assumptions were used for the Black-Scholes valuation of stock options granted during the three months ended May 31, 2006:

Risk-free interest rate:	4.16%
Expected life of options:	5 years
Annualized volatility:	131%
Dividend rate:	0%

Warrants

The value of $576,430 represented by the compensation options issued as finder's fees during the three month period ended May 31, 2006, (Note 8(a)) has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Risk-free interest rate	3.85%
Expected life of warrants	1.50 years
Expected stock price volatility	132%
Expected dividend yield:	0%

9. STOCK OPTIONS AND WARRANTS (cont'd...)

Warrants (cont'd...)

As at May 31, 2006, the Company had outstanding share purchase warrants enabling the holders to acquire further common shares as follows:

Number of Shares		Exercise Price	Expiry Date
2,500,000	$	0.10	October 27, 2007
1,197,786		0.80	September 27, 2007
6,351,360		1.00	September 27, 2007
375,000		0.60	December 20, 2007
527,198		0.60	December 23, 2007
76,250		0.65	December 23, 2007
125,000		0.60	December 28, 2007

Warrant transactions and the number of warrants are summarized as follows:

	Number of Warrants		Weighted Average Exercise Price
As at February 28, 2005	6,777,777	$	0.23
Issued	3,713,500		0.27
Exercised	(1,111,111)		0.30
Expired/cancelled	(5,666,666)		0.22
As at February 28, 2006	3,713,500		0.27
Issued	7,549,146		0.97
Exercised	(110,052)		0.64
As at May 31, 2006	11,152,594	$	0.72

10. RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at May 31, 2006 is $69,026 (February 28, 2006 - $91,263) owing to a company controlled by the president of the Company and $62,100 (February 28, 2006 - $36,750) owing to a company with a common director.

During the three months ended May 31, 2006, the Company:

a) Paid or accrued $60,000 (2005 - $9,000) for management fees to a company controlled by the president of the Company and to a director.

b) Paid or accrued $3,000 (2005 - $3,000) for rent to a company controlled by the president of the Company.

10. RELATED PARTY TRANSACTIONS (cont'd...)

c) Paid or accrued $9,500 (2005 - $7,500) for administration fees to a company with a common director.

d) Paid or accrued $45,000 (2005 - $Nil) for consulting fees to a company with Longview (Note 12).

e) Paid or accrued $Nil (February 28, 2006 - $263,817) for property acquisition costs to Longview (Note 5).

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	May 31, 2006	May 31, 2005
Cash paid during the period for interest	$ -	$ -

The significant non-cash investing and financing transactions during the three months ended May 31, 2006 included:

a) Issuing 100,000 common shares valued at $22,000 for mineral property acquisitions (Note 5).

b) Issuing 1,500,000 common shares valued at $600,000 pursuant to the acquisition of Jadebay Limited (Note 5).

c) Accruing $377,408 of mineral property expenditures at May 31, 2006.

d) Issuing 724,852 units valued at $54,639 as a finder's fee.

There were no significant non-cash transactions during the three months ended May 31, 2005.

12. COMMITMENT AND CONTINGENCY

During the year ended February 28, 2006, the Company entered into a management agreement with Longview whereby Longview agreed to provide the Company with consulting services until May 1, 2007. In consideration, the Company shall pay Longview $15,000 per month payable 50% in cash and 50% in common shares. During the three months ended May 31, 2006, the Company expensed $45,000 for consulting fees of which $15,000 has been recorded as an obligation to issue shares.

During the three months ended Mary 31, 2006, the Company entered into a sublease for its premises along with three other publicly listed companies trading on the TSX Venture Exchange, related by a common director.

12. COMMITMENTS AND CONTINGENCIES (cont'd…)

The maximum annual lease commitments under this lease are as follows:

2006	$ 211,365
2007	281,819
2008	281,819
2009	308,723
2010	308,723
2011	308,723
2012	308,723
2013	308,723
	$2,009,895

However, the Company has agreed to pay a maximum of $3,000 per month for the term of the lease, based on its proportionate space.

13. SEGMENTED INFORMATION

The primary business of the Company is the acquisition and exploration of mineral properties.

Geographic information is as follows:

	May 31, 2006	Feb 28, 2006
Capital assets		
Canada	$ 11,104,489	$ 1,248,364
Niger, West Africa	51,825	45,880
Ireland	777,276	600,450
Italy	106,815	-
	$ 12,040,405	$ 1,894,694

14. SUBSEQUENT EVENTS

Subsequent to May 31, 2006, the Company:

a) issued 1,040,000 common shares pursuant to the exercise of stock options for total proceeds of $254,000;

b) issued 2,567,975 common shares pursuant to the exercise of warrants for total proceeds of $291,492;

c) granted incentive stock options to acquire 1,125,000 shares of the Company's capital stock, exercisable for five years, at a price of $1.30 per share;

d) entered into an investor relations agreement with Longview for a one year term for consideration of $12,500 per month and 200,000 stock options. The agreement is subject to regulatory approval; and

e) paid $839,425 towards a geophysical survey of Labrador properties.

BAYSWATER VENTURES CORP.

Management Discussion and Analysis

For the Three Months ended May 31, 2006

This discussion and analysis of financial position and results of operations is prepared as at July 24, 2006 and should be read in conjunction with the unaudited consolidated financial statements for the three months ended May 31, 2006 of Bayswater Ventures Corp. (the "Company" or "Bayswater") with the related notes thereto. Those unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. All dollar amounts included therein and in the following management discussion and analysis ("MD&A") are expressed in Canadian dollars except where noted. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company's management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made. Additional information on the Company is available for viewing on SEDAR at www.sedar.com.

Description of Business

The Company is a natural resource company engaged in the acquisition, exploration, and development of uranium, gold and base metal properties. It currently holds interests in numerous claim blocks in Newfoundland. The Company also holds interests in properties in Nunavut and the Northwest Territories, Canada, in Niger, West Africa and, through its subsidiary, Jadebay Limited, holds an interest in two prospecting licences in Ireland. The Company trades on the TSX Venture Exchange under the symbol BVE.

Overall Performance

The Company is principally engaged in the identification, acquisition and exploration for mineral resource properties. The Company has recently entered into a series of property agreements for uranium in Labrador and Thelon Basin, Nunavut and NWT, Canada and in Niger, West Africa; for gold in Niger, West Africa; and for base metals in southern Ireland. In addition, the Company has entered into a joint venture arrangement with Strongbow Exploration Inc. that is designed to identify, acquire and explore uranium properties in Canada. Subsequent to the year end the Company completed a brokered private placement that netted $5.7 million in flow through funds and $4.0 million in hard funds. During 2006, the Company also completed 2 separate private placement financings netting the treasury a total of approximately $1.1 million.

To date, the Company has optioned and acquired by staking an aggregate of 16,012 claims (4003 sq km) in the Central Mineral Belt uranium district, Labrador. These claims cover extensive lake sediment uranium anomalies and favourable geologic settings for IOCG-Olympic Dam type deposits and for granite hosted-Rossing type deposits. The Company is by far the largest land holder in this important uranium district which is currently undergoing extensive exploration by competitor companies for IOCG type deposits-including drilling by Aurora Energy Resources Inc. (formerly Fronteer-Altius) on the Michelin deposit and other prospects in the eastern portion of the district and drilling by Crosshair Exploration & Mining Corp. on the Moran Lake deposit and other prospects in the western portion of the district. Other companies active in the district include Silver Spruce Resources Inc. and Santoy Resources Ltd. To date, the Company is nearing completion of a compilation of all previous work on our

claims. Previous work was carried out in the late 1950's to 1970's primarily by Brinex, Metallgesellschaft and Canico on limited portions of our claims and later in 1993 extensive lake sediment sampling was carried out by the Geological Survey of Canada that covered all the region. Our claims cover extensive lake sediment uranium anomalies generated from the government survey. A compilation of all this information has identified numerous highly favourable follow-up targets for Olympic Dam and Rossing type deposits within our claims. A helicopter-borne radiometric and magnetic survey of all our claims by Fugro Airborne Surveys has recently commenced. Follow-up prospecting of above targets as well as airborne radiometric anomalies commenced July 1, 2006 with the goal of identifying mineralized zones warranting drill testing in the fall and next winter.

The Company has applied directly and indirectly for four uranium concessions in Niger, West Africa. These concessions comprise 7824 sq km in favourable structural and stratigraphic settings in the region of sandstone type uranium deposits many of which are currently producing in Niger. The president of the Company has recently visited Niger and examined several deposits including one operating underground mine. The government of Niger has informally notified the Company that these concessions should be granted this summer; although the total land size may vary from our applications.

Also, the recent joint venture agreement with Strongbow has and will continue to provide the Company access to uranium opportunities in Canada through the knowledge, skill and excellent contacts, particularly in northern Canada, of the Strongbow management group. Strongbow's chairman, D. Grenville Thomas, has been involved in the discovery of a number of mineral deposits in northern Canada, including the Diavik Diamond Mine in the Northwest Territories. Also, Robert Campbell, who conducts Strongbow's uranium exploration activities, has 18 years of uranium experience in Canada. Ken Armstrong, president of Strongbow, also has extensive northern Canada experience. A program of identifying prospective areas for uranium mineralization has commenced and property acquisition is underway under the joint venture. To date, pursuant to the joint venture, several uranium unconformity type targets have been acquired in the Thelon Basin, Nunavut and NWT. Thelon Basin is analogous geologically to the Athabasca Basin, Saskatchewan that hosts numerous high grade unconformity type deposits. Acquired targets include ten prospecting permits, totaling 330,794 acres in the North Thelon Basin and two claim blocks comprising 164,652 acres in the South Thelon Basin. A compilation of previous work covering these claims is being completed. Airborne radiometric and magnetic surveying is planned for a portion of this ground this summer.

In addition, the Company has recently acquired a 100% interest in two further claim blocks totaling 106,856 acres in South Thelon Basin. A compilation of previous work is planned for these claims prior to field work.

Recently the Company has entered into an agreement to purchase the Avoca Mine in southeastern Ireland. The property has had significant open pit and near surface underground mining of copper resources from stratiform massive sulphide deposits. Significant gold and silver values occur in the deposit. The deposit is zoned laterally with high grade zinc-lead zones off the flanks of the deposit that require further delineation to define resources. In addition, the deposit offers potential for discovery of a much larger, blind base metal deposit at depth beneath the known deposit. The deposit has many similarities to the Bathhurst and Buchans type deposits in eastern Canada that correlate with this region of Ireland. A deep penetrating, high power gradient array, induced polarization survey is currently underway on the project. The primary goal of this survey is to evaluate the potential at depth for deep, blind deposits of the large Bathhurst and Buchans type deposits. A secondary goal is to evaluate the near surface extension of high grade zinc-lead zones in order to identify drill targets for potentially expanding the announced resource base of the property.

The Company has also applied for two gold concessions in Niger, West Africa. One is characterized by an extension soil and termite mound gold geochemical anomaly that warrants further evaluation. The second concession is characterized by extensive regional stream sediment gold anomalies that have never been followed up. The Company anticipates that these concessions will be granted this summer.

Commensurate with the Company's large land holding and corporate goals in Labrador and Thelon Basin it has invested in two private placements in other junior resource companies including Silver Spruce Resources Corp. and Pathfinder Resources Ltd. with respective major land holdings in these promising uranium regions. Both of these companies are actively exploring their respective properties.

The Company recently announced a strategic acquisition of a 1.5 million acre package in the west-central region of the Athabasca Basin, Saskatchewan. This makes the Company one of the largest land holders in this important uranium district. Also, this land package is well positioned in terms of the unconformity model applicable to the basin and with respect to known nearby uranium deposits and prospects. The Athabasca Basin hosts the largest and highest grade deposits of uranium in the world and is the number one producer of uranium in the world as well. The Company plans to conduct deep penetrating EM surveys over this land and follow-up favourable basement conductive targets with more detailed geophysical and geological surveys to define drill targets.

Further to building out the uranium assets of the Company, management has been active in adding talented and experienced professionals to its board of directors and advisory board. Damien Reynolds, president of Longview Strategies Inc., has been appointed chairman of the board. Mr. Reynolds has extensive experience in identifying projects of merit and raising capital. Ken Armstrong, president of Strongbow, has also joined our board of directors. Mr. Armstrong has extensive experience in northern Canada. He was involved in the development of resource models for the Diavik Diamond Mine, NWT and has managed numerous exploration programs in northern Canada. Our advisory board has been built out and now includes Stephen Flechner, former general counsel and secretary of Gold Fields Mining Corporation; and, Robert Campbell who has some 18 years experience with uranium exploration programs and deposits in North America--primarily in northern Canada.

To advance the management team and asset base significantly, the Company has recently announced a merger with Pathfinder Resources Ltd. Pathfinder has significant uranium land holdings in Thelon Basin, NWT, southern Newfoundland and in Guatemala. Also, the management team of Pathfinder, led by Mr. Vic Tanaka, president, and two of Pathfinder's board members will be joining Bayswater's management team. Mr. Tanaka will be appointed Chief Operating Officer of the merger company; and our advisory board will be enlarged to include Mr. Richard Atkinson, mining engineer, and Mr. Siegfried Muessig, senior mineral consultant. All of these individuals have been involved in the discovery of major mineral deposits, including uranium deposits in the Athabasca Basin, the Jabiluka uranium deposit in Australia and the Escondida copper deposit in Chile. Both the Company and Pathfinder have announced completion of their due diligence and are proceeding to close the arrangement in August, 2006.

This is an exciting time for the shareholders of Bayswater. Significant value has been added to the Company as a result of the property acquisitions, additions to management and investments completed to date. Recent acquisition of the large land position in Athabasca Basin, Saskatchewan, Canada has strategically positioned the Company as one of the largest land holders in the most important uranium producing district in the world. Also, upon closing of the planned merger with Pathfinder the Company will be positioned as the dominant land holder in three of the most prospective and underexplored uranium exploration and development areas in the world—Central Mineral Belt, Labrador, Canada; Thelon Basin, NWT/NU, Canada; and Niger, West Africa. With the combined management team, asset

base and funding available to Bayswater and Pathfinder, the Company is poised for major growth as we advance our projects and continue to pursue other acquisitions in the uranium business.

The president of the Company would like to thank all of our shareholders for their support.

Results of Operations

For the three months ended May 31, 2006, the loss for the period was $1,629,237 compared to a loss of $27,045 during the three months ended May 31, 2005. The increased loss in the current period is primarily a result of the $1,186,095 stock-based compensation expense using the Black-Scholes option pricing model on the granting of 1,500,000 stock options. This expense represented 85% of the overall loss incurred during the three months ended May 31, 2006. Additionally during the current quarter, the Company wrote-down its investment in Silver Spruce Resources Inc. ("Silver Spruce") by $230,000 to reflect the current market value.

During the three months ended May 31, 2006, the Company incurred Property Acquisition and Deferred Exploration Costs of $1,293,388 (2005 - $Nil).

Expenses

The Company incurred $1,405,601 in expenses in the three months ended May 31, 2006, compared to expenses of $27,059 in the comparative period. The most significant expense during the period was stock-based compensation of $1,186,095 (2005 - $Nil). Consulting fees also increased in the current period by $45,000. Management fees increased during the current period from $9,000 in 2005 to $60,000. Lastly, filing fees increased in the current period from $2,850 in 2005 to $34,206. These increases were directly a result of the significant activity undertaking during the current quarter compared to 2005, which included the Company entering into a new management agreement in the current quarter and during fourth quarter of fiscal 2006.

Other Items

The Company earned $39,155 (2005 - $14) in interest income through its short-term investments held. The Company also wrote-down its investment in Silver Spruce by $230,000 (2005 - $Nil).

Quarterly Information

The following table sets forth selected unaudited consolidated financial information prepared by management of the Company.

	Three Months Ended May 31, 2006	Three Months Ended Feb 28, 2006	Three Months Ended Nov 30, 2005	Three Months Ended Aug 31, 2005
Total assets	$11,810,405	$ 2,050,566	$ 465,985	$ 146,102
Mineral properties and deferred costs	3,249,888	1,891,660	440,716	129,396
Working capital (deficiency)	5,118,337	(134,778)	(245,005)	(109,063)
Loss for the period	(1,629,237)	(382,673)	(395,640)	(26,772)
Loss per share	(0.07)	(0.04)	(0.04)	(0.01)

	Three Months Ended May 31, 2005	Three Months Ended Feb 28, 2005	Three Months Ended Nov 30, 2004	Three Months Ended Aug 31, 2004
Total assets	$ 141,426	$ 157,823	$ 194,335	$ 227,770
Mineral properties and deferred costs	129,396	129,396	148,739	148,739
Working capital (deficiency)	(82,291)	(55,246)	(25,984)	2,638
Loss for the period	(27,045)	(48,605)	(28,622)	(38,470)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)

Fiscal 2007

There were several significant changes in the key financial data during the first quarter of fiscal 2007. The Company completed a $9.7 million brokered private placement financing (the "Financing"). The Company also announced the merger with Pathfinder Resources Ltd. ("Pathfinder"), whereby the Company participated in a $2 million private placement financing in Pathfinder. Additionally, the Company purchased 2 million units at $0.50 per unit in Silver Spruce Resources Inc. ("Silver Spruce"). Silver Spruce is currently listed on the TSX Venture Exchange. This investment was written-down by $230,000 to reflect current market value at May 31, 2006. During the period, 110,052 share purchase warrants were exercised for proceeds totaling $102,947. The Company also incurred $1,186,095 in stock-based compensation expense associated with the granting of 1,500,000 incentive stock options.

Fiscal 2006

Significant changes in key financial data from 2006 and 2005 can be attributed to the stock-based compensation expense and to the associated costs with the property option agreements in the third and fourth quarters of 2006. In the third quarter of 2006, the Company completed a $291,000 private placement and an $800,000 private placement was completed in the fourth quarter. In the fourth quarter of 2006, 1,111,111 share purchase warrants were exercised for proceeds totaling $333,333. During the third and fourth quarter of 2006, the Company paid out approximately $1.1 million in mineral property costs. These transactions had a significant impact on the Company's working capital.

This transaction is subject to completion of shareholder approval of both companies and receipt of applicable regulatory approvals.

The Company purchased 3,333,333 common shares in the capital of Pathfinder at a price of $0.60 per share. Both Pathfinder and the Company acknowledge and agree that this placement is separate from and was not contingent upon completion of the merger.

Related party transactions

Included in amounts due to related parties at May 31, 2006 is $69,026 (February 28, 2006 - $91,263) owing to the president of the Company and $62,100 (February 28, 2006 - $36,750) owing to Longview Strategies Inc. ("Longview"), a company with a common director and to Damien Reynolds, a director of the Company.

During the three months ended May 31, 2006, the Company:

a) Paid or accrued $60,000 (2005 - $9,000) for management fees to GML Minerals Consulting Limited ("GML"), a company controlled by the president of the Company and to Damien Reynolds.

b) Paid or accrued $3,000 (2005 - $3,000) for rent to GML.

c) Paid or accrued $9,500 (2005 - $7,500) for administration fees to iO Corporate Services Ltd., a company with a common director.

d) Paid or accrued $45,000 (2005 - $Nil) for consulting fees to Longview.

e) Paid or accrued $Nil (February 28, 2006 - $263,817) for property acquisition costs to Longview.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Subsequent events

Subsequent to May 31, 2006, the Company:

a) issued 1,040,000 common shares pursuant to the exercise of stock options for total proceeds of $254,000.

b) issued 2,567,975 common shares pursuant to the exercise of warrants for total proceeds of $291,492.

c) granted incentive stock options on 1,125,000 shares of the Company's capital stock, exercisable for five years, at a price of $1.30 per share.

d) entered into an investor relations agreement with Longview for a one year term for consideration of $12,500 per month and 200,000 stock options. The agreement is subject to regulatory approval.

e) paid $839,425 towards a geophysical survey of Labrador properties.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company's properties has a known commercial ore deposit. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities. The market prices for uranium and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Bayswater is currently earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down the previously capitalized costs related to that property.

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates. The Company's equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. The Company does not have any employees. All work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at July 24, 2006, there were 35,094,286 common shares issued and outstanding. There were also 3,175,000 stock options outstanding to directors, officers and consultants with exercise prices ranging between $0.225 and $1.30 per share. There were also 8,083,119 warrants outstanding, which expire between September 27, 2007, and December 28, 2007 with exercise prices ranging between $0.10 and $1.00 per share.